UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Milacron Holdings Corp.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

59870L106

(CUSIP Number of Class of Securities)

Alec N. Litowitz

Magnetar Capital LLC

1603 Orrington Ave.

Evanston, Illinois 60201

(847) 905-4400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 2, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 59870L106		SCHEDULE 13D

1.	Name of Reporting Person: Magnetar Financial LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,253,315

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,253,315

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,253,315

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 6.03%

14.	Type of Reporting Person IA; OO

CUSIP No. 59870L106		SCHEDULE 13D

1.	Name of Reporting Person: Magnetar Capital Partners LP

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,253,315

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,253,315

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,253,315

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 6.03%

14.	Type of Reporting Person HC; OO

CUSIP No. 59870L106		SCHEDULE 13D

1.	Name of Reporting Person: Supernova Management LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,253,315

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,253,315

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,253,315

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 6.03%

14.	Type of Reporting Person HC; OO

CUSIP No. 59870L106		SCHEDULE 13D

1.	Name of Reporting Person: Alec N. Litowitz

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,253,315

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,253,315

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,253,315

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 6.03%

14.	Type of Reporting Person HC; IN

SCHEDULE 13D

Item 1.   Security and Issuer

This Schedule 13D (this “Statement”) relates to the shares of common stock, par value $0.01 (the “Shares”), of Milacron Holdings Corp., a Delaware corporation (the “Company”).  The principal executive offices of the Company are located at 10200 Alliance Road, Suite 200, Cincinnati, OH 45242.

Item 2.   Identity and Background

(a)           The persons filing this Statement are Magnetar Financial LLC, a Delaware limited liability company (“Magnetar Financial”), Magnetar Capital Partners LP, a Delaware limited partnership (“Magnetar Capital Partners”), Supernova Management LLC, a Delaware limited liability company (“Supernova Management”), and Alec N. Litowitz (“Mr. Litowitz”) (collectively, the “Reporting Persons”).

This Statement relates to Shares held for the accounts of each of (i) Magnetar Capital Master Fund, Ltd, a Cayman Islands exempted company (“Magnetar Capital Master Fund”), (ii) Magnetar PRA Master Fund Ltd, a Cayman Islands exempted company (“PRA Master Fund”), (iii) Magnetar Constellation Fund II-PRA LP, a Delaware limited partnership (“Constellation Fund”), (iv) Magnetar Systematic Multi-Strategy Master Fund Ltd, a Cayman Islands exempted company, (“Systematic Master Fund”), (v) Magnetar MSW Master Fund Ltd, a Cayman Islands exempted company (“MSW Master Fund”), and (vi) an Irish Collective Asset-management Vehicle (the “ICAV”), collectively (the “Funds”).

Magnetar Financial is a Securities and Exchange Commission (“SEC”) registered investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended, and manager of investment funds and managed accounts. Magnetar Financial serves as investment adviser to each of the Funds except for the ICAV for which it serves as the sub-adviser. In such capacity, Magnetar Financial exercises voting and investment power over the Shares held for the accounts of each of the Funds.  Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Financial. Supernova Management is the general partner of Magnetar Capital Partners. The manager of Supernova Management is Mr. Litowitz.

(b)           The business address of each of the Reporting Persons is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

(c)           Each of the Funds except for the ICAV is a private investment fund; the ICAV is an account sub-advised for a client of Magnetar Financial; Magnetar Financial is a privately-held SEC registered investment adviser and manager of investment funds and managed accounts; Magnetar Capital Partners is a privately-held limited partnership and serves as the sole member and parent holding company of Magnetar Financial; Supernova Management is a privately-held limited liability company and is the general partner of Magnetar Capital Partners; and Mr. Litowitz is a citizen of the United States of America, manager of Supernova Management and Chief Executive Officer of Magnetar Financial.

(d)           None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Magnetar Financial is a Delaware limited liability company. Magnetar Capital Partners is a Delaware limited partnership. Supernova Management is a Delaware limited liability company. Mr. Litowitz is a citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration

The aggregate amount of funds used by the Reporting Persons in purchasing the 4,262,085 Shares reported herein on behalf of the Funds have come directly from the assets of the Funds, which may at any given time, have included margin loans made by brokerage firms in the ordinary course of business. The aggregate amount of funds used by the Reporting Persons in purchasing the Shares on behalf of the Funds was $71,397,237.04 (excluding commissions and other execution-related costs).

Item 4.   Purpose of Transaction

The Reporting Persons acquired the 4,253,315 Shares reported herein on behalf of the Funds after the public announcement of the Merger Agreement (as defined below) for purposes of receiving the merger consideration described below upon consummation of the Merger (as described below).

The Reporting Persons also acquired an additional 8,770 Shares reported herein on behalf of Systematic Master Fund prior to the announcement of the Merger Agreement pursuant to other strategies unrelated to the merger and thereafter closed out the position in the ordinary course of business.

Each of the Reporting Persons reserves the right to acquire additional securities of the Company in the open market, in privately negotiated transactions, or otherwise, to dispose of all or a portion of the Shares and/or other securities reported in this Statement, or to change their intention with respect to any or all of the matters referred to in this Item 4.

Other than as described above in this Item 4, the Reporting Persons do not have any plans or proposals that relate to, or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13D.

Item 5.   Interest in Securities of the Issuer

The Company reported in their Form 10-Q filed on August 1, 2019 that 70,518,930 Shares were issued and outstanding as of June 30, 2019.

(a)           As of August 11, 2019, each of the Reporting Persons may have been deemed to have beneficial ownership of 4,253,315 Shares, which consisted of (i) 196,996 Shares held for the benefit of Magnetar Capital Master Fund, (ii) 1,905,741 Shares held for the benefit of PRA Master Fund, (iii) 923,418 Shares held for the benefit of Constellation Fund; (iv) 152,362 Shares held for the benefit of Systematic Master Fund, (v) 77,613 Shares held for the benefit of MSW Master Fund and (vi) 997,185 Shares held for the benefit of the ICAV, and all such Shares represented beneficial ownership of approximately 6.03% of the Shares.

(b)           As of August 11, 2019, each of the Reporting Persons may have been deemed to share the power to vote and direct the disposition of 4,253,315 Shares, which consisted of (i) 196,996 Shares held for the benefit of Magnetar Capital Master Fund, (ii) 1,905,741 Shares held for the benefit of PRA Master Fund, (iii) 923,418 Shares held for the benefit of Constellation Fund; (iv) 152,362 Shares held for the benefit of Systematic Master Fund, (v) 77,613 Shares held for the benefit of MSW Master Fund and (vi) 997,185 Shares held for the benefit of the ICAV, and all such Shares represented beneficial ownership of approximately 6.03% of the Shares.

(c)           Except as set forth on Schedule A attached hereto and Item 6, the Funds had no transactions in the Shares during the 60 days preceding the date of filing of this Statement. All of the transactions set forth on Schedule A attached hereto were effected in the ordinary course of business of Magnetar Financial for the accounts of each of the Funds. The transactions in the Shares set forth on Schedule A were effected in open market transactions on New York Stock Exchange and various other trading markets.

As disclosed by the Company in the 8-K filed with the SEC on July 16, 2019:

On July 12, 2019, Milacron Holdings Corp., a Delaware corporation (the “Company”), Hillenbrand, Inc., an Indiana corporation (“Parent”), and Bengal Delaware Holding Corporation, a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Subsidiary”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, among other things, Merger Subsidiary will be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly-owned subsidiary of Parent.

At the time the Merger becomes effective (the “Effective Time”), each share of common stock, par value $0.01 per share, of the Company (“Company Stock”) issued and outstanding immediately prior to the Effective Time (other than shares of Company Stock (i) held by the Company as treasury stock, (ii) owned by Parent or Merger Subsidiary immediately prior to the Effective Time, (iii) held by any wholly-owned subsidiary of the Company or Parent (other than Merger Subsidiary) immediately prior to the Effective Time or (iv) that are issued and outstanding immediately prior to the Effective Time and that are held by any person who has not voted in favor of adoption of the Merger Agreement or consented thereto in writing and who has properly exercised appraisal rights in respect of such shares in accordance with the Delaware General Corporation Law), will be converted into the right to receive (x) $11.80 in cash, without interest (the “Cash Consideration”) and (y) 0.1612 shares of common stock, no par value, of Parent (“Parent Stock”) (the “Stock Consideration” and, together with the Cash Consideration, the “Merger Consideration”).

At the Effective Time, each then-outstanding option to purchase shares of Company Stock (an “Option”) that was granted prior to the date of the Merger Agreement with a per share exercise price that is less than the Merger Consideration Value (as described below), whether or not exercisable or vested, will be canceled in exchange for the right to receive the Merger Consideration (including cash in lieu of any fractional shares, dividends or other distributions payable pursuant to the Merger Agreement) in respect of each “net share” subject to such Option. With respect to each Option, a “net share” is the quotient obtained by dividing (x) the product of (i) the number of shares subject to such Option as of immediately prior to the Effective Time and (ii) the excess of the Merger Consideration Value over the per share exercise price of such Option as of immediately prior to the Effective Time, by (y) the Merger Consideration Value. Each then-outstanding Option with a per share exercise price that is greater than or equal to the Merger Consideration Value, whether or not exercisable or vested, will be cancelled for no consideration. For purposes of the Merger Agreement, “Merger Consideration Value” means the sum of (x) the Cash Consideration and (y) the product obtained by multiplying the Stock Consideration by the volume weighted average trading price of Parent Stock on the New York Stock Exchange, as reported by Bloomberg, for the ten consecutive trading days ending on the trading day immediately preceding (and for the avoidance of doubt, not including) the date on which the Effective Time occurs (such volume weighed average price of Parent Stock over such period, the “Parent Stock Price”).

(d)           No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares that are beneficially owned by the Reporting Persons.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Statement, and any amendment or amendments hereto.

Certain clients of Magnetar Financial have entered into total return swap agreements giving them economic exposure to the Company.

Magnetar Asset Management LLC (“Magnetar Asset Management”) is a SEC registered investment adviser and an affiliate of Magnetar Financial.  Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Asset Management.  Certain clients of Magnetar Asset Management have entered into total return swap agreements giving them economic exposure to the Company.

Except as otherwise described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company among or between the Reporting Persons or any other person or entity.

Item 7.   Material to be Filed as Exhibits

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of August 11, 2019 among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    August 11, 2019

MAGNETAR FINANCIAL LLC

By: Magnetar Capital Partners LP, its Sole Member

By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

MAGNETAR CAPITAL PARTNERS LP

By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

SUPERNOVA MANAGEMENT LLC

By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager

/s/ Alec N. Litowitz
Alec N. Litowitz

SCHEDULE A

Funds

Date	Number of Shares Bought	Price Per Share($) (1)(2)
7/2/19	7,563	14.40449	(3)
7/3/19	743	14.19595	(4)
7/5/19	255	14.08667	(5)
7/8/19	209	14.04244	(6)
7/12/19	725,647	16.84420	(7)
7/15/19	450,373	17.11747	(8)
7/16/19	203,224	17.30263	(9)
7/17/29	164,169	17.09679	(10)
7/18/19	113,066	16.96014	(11)
7/19/19	142,255	16.91417	(12)
7/22/19	201,692	16.81829	(13)
7/23/19	225,623	16.83907	(14)
7/24/19	116,474	17.02827	(15)
7/25/19	115,536	17.02058	(16)
7/26/19	123,548	16.99374	(17)
7/29/19	115,570	16.91101	(18)
7/30/19	210,345	16.83681	(19)
7/31/19	231,372	16.81813	(20)
8/1/19	210,219	16.52777	(21)
8/2/19	207,549	16.30801	(22)
8/5/19	294,079	16.16832	(23)
8/6/19	154,631	16.05580	(24)
8/7/19	189,319	15.99669	(25)
8/8/19	58,624	16.01942	(26)

(1)Excludes commissions and other execution-related costs.

(2) Upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares bought or sold (as the case may be) at each separate price will be provided.

(3) Reflects a weighted average purchase price of $14.40449 per share, at prices ranging from $14.23 to $14.59 per share.

(4) Reflects a weighted average purchase price of $14.19595 per share, at prices ranging from $14.13 to $14.25 per share.

(5) Reflects a weighted average purchase price of $14.08667 per share, at prices ranging from $13.88 to $14.23 per share.

(6) Reflects a weighted average purchase price of $14.04244 per share, at prices ranging from $14.03 to $14.06 per share.

(7) Reflects a weighted average purchase price of $16.84420 per share, at prices ranging from $16.665 to $16.99 per share.

(8) Reflects a weighted average purchase price of $17.11747 per share, at prices ranging from $16.875 to $17.27 per share.

(9) Reflects a weighted average purchase price of $17.30263 per share, at prices ranging from $17.14 to $17.39 per share.

(10) Reflects a weighted average purchase price of $17.09679 per share, at prices ranging from $17.02 to $17.30 per share.

(11) Reflects a weighted average purchase price of $16.96014 per share, at prices ranging from $16.87 to $17.08 per share.

(12) Reflects a weighted average purchase price of $16.91417 per share, at prices ranging from $16.84 to $17.01 per share.

(13) Reflects a weighted average purchase price of $16.81829 per share, at prices ranging from $16.765 to $16.91 per share.

(14) Reflects a weighted average purchase price of $16.83907 per share, at prices ranging from $16.765 to $16.88 per share.

(15) Reflects a weighted average purchase price of $17.02827 per share, at prices ranging from $16.84 to $17.12 per share.

(16) Reflects a weighted average purchase price of $17.02058 per share, at prices ranging from $16.95 to $17.15 per share.

(17) Reflects a weighted average purchase price of $16.99374 per share, at prices ranging from $16.94 to $17.08 per share.

(18) Reflects a weighted average purchase price of $16.91101 per share, at prices ranging from $16.79 to $16.99 per share.

(19) Reflects a weighted average purchase price of $16.83681 per share, at prices ranging from $16.68 to $16.92 per share.

(20) Reflects a weighted average purchase price of $16.81813 per share, at prices ranging from $16.72 to $16.91 per share.

(21) Reflects a weighted average purchase price of $16.52777 per share, at prices ranging from $16.42 to $16.83 per share.

(22) Reflects a weighted average purchase price of $16.30801 per share, at prices ranging from $16.24 to $16.40 per share.

(23) Reflects a weighted average purchase price of $16.16832 per share, at prices ranging from $16.07 to $16.29 per share.

(24) Reflects a weighted average purchase price of $16.05580 per share, at prices ranging from $15.99 to $16.29 per share.

(25) Reflects a weighted average purchase price of $15.99669 per share, at prices ranging from $15.825 to $16.09 per share.

(26) Reflects a weighted average purchase price of $16.01942 per share, at prices ranging from $15.98 to $16.12 per share.

Funds

Date	Number of Shares Sold	Price Per Share($) (1)(2)
8/2/19	(27,219)	16.30731	(3)

(1)Excludes commissions and other execution-related costs.

(2) Upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares bought or sold (as the case may be) at each separate price will be provided.

(3) Reflects a weighted average sale price of $16.30731 per share, at prices ranging from $16.25 to $16.39 per share.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of August 11, 2019, among the Reporting Persons.